Exhibit 99.2

July 3, 2018

Educational Development Corporation

5402 South 122nd East Avenue

Tulsa, OK 74146

Attention: Board of Directors

Dear Members of the Board,

As you are aware, Red Oak Partners, LLC (“Red Oak”) is a long-term shareholder of Educational Development Corporation (“EDUC” or the “Company”). Red Oak and funds under its control currently own 7.7% of the outstanding EDUC shares and is the largest unaffiliated outside shareholder according to public SEC filings. As a long-time investor in small and micro-cap public companies, Red Oak considers corporate governance and the fiduciary obligations of the Board to shareholders to be of utmost importance and has stressed the importance of good corporate governance and best practices to EDUC’s Chairman and CEO Randall White numerous times over the last few years. Red Oak has attempted on several occasions to contact John Clerico, the Board’s lead independent director, but has yet to receive any response.

Rather than focus on improving the Company’s corporate governance, the Board has proposed a long term incentive stock plan for executives that is completely misaligned with the interests of shareholders.

The Board’s apparent indifference to shareholder interests may very well be owing to the fact that apart from Mr. White and his son Craig, the Board and management have very little, if any, of their own “skin in the game” at EDUC. There is little to no economic alignment between shareholders and the independent directors despite significant board tenure, and three out of four of the incumbent directors are well past generally acceptable age limits for public company independent directors. We believe this has resulted in stale skillsets and perspective, and questionable objectivity and independence from their similarly long-tenured Chairman and CEO.

Given what we view as disregard for reasonable governance or oversight, we intend to vote against the election of the Board’s director nominees, Ron McDaniel and Dr. Kara Gae Neal, and against the approval of the ill-advised 2019 long term incentive stock plan at the upcoming 2018 Annual Meeting.

The 2019 Long Term Incentive Plan Is Grossly Misaligned with the Interests of the Company’s Unaffiliated Shareholders

The 2019 long term incentive stock plan is flawed in many ways and we urge you to reconsider this poorly constructed compensation package. To begin with, the first annual Net Revenue target of $100 million is more than 10% below the Net Revenue reported in fiscal year 2018 and more than 30% lower than EDUC’s publicly guided Net Revenue given throughout 2016 – in other words, the Board is proposing to pay executives for significantly underperforming on revenues not only vs. the prior year but vs. where management believed the business would be years ago. To make matters worse – and in an entirely egregious decision to us - you are proposing that executives be paid this excess compensation starting at a pre-tax profit percentage of 3%, which is less than half of the 7% margin achieved in 2018 and well below any margin guidance provided by the Company. In fact, per the Board’s proposed compensation plan, management can lose money in a given year yet receive this significant equity compensation if they achieve the minimum 3% margin the following year. Further, management can generate the same pre-tax profit in aggregate over the next three years as it did in 2018 (i.e., average a 65%+ decline in profit for the next three years!!) yet earn over $3 million in equity for that “achievement.” Although your Chairman informed us that the Board engaged an outside consultant to assist in the development of the plan, we find it hard to believe that this plan was based on credible comparables analysis or best practices.

In fifteen years operating within the public small and micro-cap universe, we have never seen a plan like this which rewards management for such poor performance. EDUC should make the compensation analysis publicly available immediately so that shareholders can understand what the outsized grant proposal is based on. If it fails to do so, we may demand that you produce it under a books and records request per our right as shareholders.

The Company’s Stale Corporate Governance Practices and Board Composition Leave a Lot to Be Desired

Regarding the current Board, there exist no term nor age limits, the average age of the independent directors is 75.5 years, average board tenure is fourteen years, and two directors own zero stock and the other two independents collectively own a trifling 0.7% of the outstanding shares. Clearly, there is a lack of alignment and excessive tenure. Additionally – and as I am sure you are aware and as Red Oak has discussed with your Chairman – it is a widely held best practice to separate the Chairman and CEO role. However, Mr. White has served in these dual roles as far back as public filings go (twenty plus years), reflecting no progress at a corporate governance level to improve in sync with other public companies and despite his son being a top four executive and thus creating an obvious conflict of interest in assessing compensation and performance. Instead, it appears that the Board provides little oversight and has let Mr. White operate the business as he sees fit, which we believe has contributed to various operational and financial missteps over the last few years.

While the Company achieved significant revenue growth during the 2015-2017 period, it was during this time of high growth that even closer Board oversight was needed. Instead, there was misallocation of capital and failed implementation on the IT side that caused both operational and sales disruption and a financing issue which caused operational disruption and management distraction, both of which could have been avoided with proper board oversight and involvement. Instead, management has caused a fracture in one of the key assets of the Company, its external sales force, which is still being blamed for both the poor revenue growth and financial performance in 2018. This poor performance continues to be reflected in the compensation proposal under which a deterioration in profits – even in the absence of reasonable growth – will reward management at levels many fold higher than they have ever earned before.

The Company’s Proxy Disclosures Are Misleading

Lastly, we have concerns regarding the disclosures in the Company’s proxy statement, specifically regarding the ownership of shares. It appears that the share ownership table contains inaccurate and misleading information and key omissions. First, the three firms shown as >5% owners do not in fact “own” the shares, but instead reflect the custody of where the shares are held. Other public companies do not show custodians as shareholders – if that was standard practice then every single public company would do so, since the same handful of custodians “hold” most shares for investors. We presume that your management team looked at DRS or record holder statements and saw the listed “holders” and confused this with actual owners of the stock, but this is yet another example of the combined lack of public company knowledge across the Board and current management team, and why it needs more help and experience. To compound this error, the proxy fails to include Red Oak’s ownership despite including it in the 2017 proxy and the Company and management remaining aware of our ownership.

We Call on the Board to Work Constructively with its Largest Unaffiliated Shareholder to Improve the Company’s Governance, Executive Compensation and Board Composition

We urge the Board to postpone the 2018 Annual Meeting and work closely and in good faith with us to address the issues we have raised, including Board refreshment, management compensation and corporate governance enhancements. We would expect our dialogue to include discussion around separation of Chairman and CEO roles, updating of the Company’s Bylaws to reflect current governance best practices, and a CEO succession plan (which should be in place regardless of, and especially given, Mr. White’s age). While our attempts to engage with the Board to date have fallen on deaf ears, these changes are necessary if EDUC is to be considered a credible public company, a trustworthy investment, and for its value to be optimized in the public market.

Finally – and to be clear – Red Oak is NOT seeking control of EDUC. Through announcing our intentions to vote against directors and the long term incentive stock plan at the 2018 Annual Meeting, we are seeking to demonstrate our strong dissatisfaction with the troubling status quo and our strong desire to ensure that the best interests of all shareholders are paramount in the boardroom. Should the Board fail to meaningfully engage with us to address our significant concerns, we will likely have little choice but to contest the Board with our own director slate at the 2019 Annual Meeting when Messrs. White and Clerico will be up for re-election. We hope that the Board will respond quickly and agreeably, and we stand ready to meet with you.

Sincerely,

David Sandberg

Managing Member

Red Oak Partners, LLC